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 KH 2/18

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



11015637

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 16 2011

SEC FILE NUMBER
8-40844

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/10___ AND ENDING___12/31/10___
　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　Alliance Affiliated Equities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7227 Metcalf Avenue, Suite 201
_____
(No. and Street)

Overland Park　　　　　　　　KS　　　　　　　66204
_____
(City)　　　　　　　　　　(State)　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gottlieb, Flekier & Co., P.A.
_____
(Name – if individual, state last, first, middle name)

12721 Metcalf, Suite 201	Overland Park	KS	66213
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

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SEC 1410 (06-02)

Page 1

OATH OR AFFIRMATION

I, __David Dyer_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Alliance Affiliated Equities Corporation_____ , as
of __December 31_____, 20 __10____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____
Signature

_____
Title

Susan C. Schmitt
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gottlieb, Flekier & Co., P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Jerrold L. Gottlieb • Steven M. Flekier • Danielle L. Bordman

Independent Auditors' Report

To the Board of Directors
Alliance Affiliated Equities Corporation
Overland Park, KS

We have audited the accompanying balance sheet of Alliance Affiliated Equities Corporation (a corporation) (the "Company") as of December 31, 2010, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliance Affiliated Equities Corporation as of December 31, 2010, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information contained in Schedules I, II, III, and IV is presented for the purpose of additional analysis and is not a required part of the basic financial statements of the Company, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Gottlieb Flekier & Co., P.A.

Gottlieb, Flekier & Co., P.A.
February 2, 2011

Page 3

12721 METCALF AVE., SUITE 201 • OVERLAND PARK, KANSAS 66213-2619
TEL 913-491-6655 • FAX 913-491-0429

Alliance Affiliated Equities Corporation
Balance Sheet
December 31, 2010

Assets

Assets:		
Cash and cash equivalents	$	39,256
Accounts receivable		529,731
Prepaid FINRA fees		12,587
Notes receivable		39,494
Fixed Assets:		
Office equipment		6,432
Accumulated depreciation		(6,432)
Total Assets	$	621,068

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	7,530
Accounts payable and accrued expenses		5,842
Income taxes payable		10,430
Deferred tax liability		109,558
Total Liabilities		133,360
Stockholder's Equity:		
Class A common stock, $.01 par value, 7,500,000 shares authorized, 750,000 shares issued and outstanding		7,500
Additional paid-in capital		11,500
Retained earnings		468,708
Total Stockholder's Equity		487,708
Total Liabilites and Stockholder's Equity	$	621,068

The accompanying notes are an integral part of these financial statements.

Alliance Affiliated Equities Corporation
Statement of Operations
For the Year Ended December 31, 2010

Revenue:		
Security commission income	$	2,093,205
Other income		164,861
Total Revenue		2,258,066
Expenses:		
Officer salaries and payroll taxes		57,828
Service fees		1,710,993
Regulatory agencies registration fees		24,842
Legal settlement		100,000
Other		344,616
Total Expenses		2,238,279
Net Income Before Taxes		19,787
Income tax expense		3,748
Net Income	$	16,039

Alliance Affiliated Equities Corporation
Statement of Stockholder's Equity
For the Year Ended December 31, 2010

	Class A Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2009	$ 7,500	$ 11,500	$ 452,669	$ 471,669
Net income	-	-	16,039	16,039
Balances, December 31, 2010	$ 7,500	$ 11,500	$ 468,708	$ 487,708

The accompanying notes are an integral part of these financial statements.

Alliance Affiliated Equities Corporation
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash Flows from Operating Activities:		
Net income	$	16,039
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Deferred income tax benefit		(6,682)
Changes in:		
Accounts receivable		49,624
Prepaid FINRA fees		(515)
Commissions payable		(4,020)
Accounts payable and accrued expenses		1,235
Income taxes payable		10,430
Cash Provided by Operating Activities		66,111
Cash Flows from Investing Activities:		
Issuance of notes receivable		(77,995)
Payments on notes receivable		38,501
Cash Used in Investing Activities		(39,494)
Net change in cash		26,617
Cash and cash equivalents, beginning of period		12,639
Cash and cash equivalents, end of period	$	39,256
Supplemental Disclosures:		
Cash paid for taxes	$	-

Note A – Nature of Operations

Alliance Affiliated Equities Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Texas corporation wholly owned by Mr. David Dyer, an individual, and is headquartered in Overland Park, Kansas.

The Company's primary activity is to identify and obtain investors for its private placement sponsors. These activities result in commission income to the Company from its sponsors.

Note B – Summary of Accounting Policies

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Revenue Recognition
Fees from commissions and the related costs are recognized in the period in which the commissions are earned.

Office Equipment
Office equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the corresponding assets.

Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Income Tax topic of *FASB Accounting Codification* provides guidance on how to measure and account for various tax positions. If applicable, the Company will recognize interest and penalties related to any underpayment of income taxes in the year incurred. The Company is not at the present time under examination by any taxing authority. Effectively, all years for federal and state income examination are closed for any year ended prior to December 31, 2007.

Cash and Cash Equivalents
The Company considers all highly liquid investments, including certificates of deposit and money market funds, to be cash equivalents.

Note B – Summary of Accounting Policies (Continued)

Accounts Receivable

Accounts receivable consists primarily of commissions receivable from the Company's product sponsors.

The Company uses the allowance for doubtful accounts method of valuing doubtful accounts receivable, which is based on historical experience coupled with a review of the current status of existing receivables.

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Subsequent Events

Management has evaluated subsequent events through February 2, 2011, the date on which the financial statements were available to be issued.

Note C – Income Taxes

Income tax expense differed from the amounts computed by applying the blended income tax rate of 21.25% to pretax income as a result of the differences between the estimated taxable loss at December 31, 2009 and the actual taxable loss, which was adjusted through the 2010 tax provision.

Deferred tax liabilities are attributable to accounts receivable, which are included on the tax return in the year the cash transaction occurs. Deferred tax assets are attributable to the Company's accrued expenses, accounts and commission payable, and state deferred tax liabilities which included on the tax return in the year the cash transaction occurs.

Note C – Income Taxes (Continued)

The following details the tax expense for the year ended December 31, 2010.

	Current	Deferred	Total
U.S. Federal	$ 7,221	$ (4,393)	$ 2,828
State and local	3,209	(2,289)	920
	$ 10,430	$ (6,682)	$ 3,748

The net deferred income tax assets and liabilities in the balance sheet as of December 31, 2010 consist of the following:

Deferred tax assets	$ 8,437
Deferred tax liabilities	117,995
Net Deferred Tax Liability	$ 109,558

Note D – Notes Receivable

Notes receivable consists of draws against commissions and expense advances to a registered representative of the Company. These notes accrue interest at a rate of 3% and are payable in full within 45 days from the termination date of the representative. Interest is charged on the outstanding principal balance, and is accrued monthly. Commissions earned by this representative represent payments on the notes receivable.

Note E - Related Party Transactions

The Company obtains management services and occupancy facilities under the terms of a service agreement with an entity owned by the Company's sole stockholder. For the period ended December 31, 2010, service fees of $1,710,993 were paid to this related entity. Additionally, during 2010, the Company advanced this entity, $141,007 to facilitate the payment of legal fees and a legal settlement in accordance with the service agreement between the Company and the entity. These advances are included in legal settlement and other expenses on the statement of operations.

Note F – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2010 the Company had allowable net capital of $22,561, which was in excess of its required net capital of $5,000. The Company's indebtedness to net capital ratio at December 31, 2010 was 106%.

Note G – Required Information Omitted

The Company has no liabilities subordinated to claims of general creditors as of December 31, 2010; therefore, the statement of changes in liabilities subordinated to claims of general creditors has been omitted.

The Company does not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" and it has not held "physical possession or control" of any securities for customers since operations commenced. Information relating to the possession or control requirements in Rule 15c3-1 is also omitted.

Note H – Other Expenses

Other expenses include approximately $58,000 of commission expense, $94,000 of medical employee benefits expense, $165,000 of legal expense, and $26,000 of accounting expense as well as other miscellaneous expenses.

Note I – Concentration of Credit Risk

The Company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation. At December 31, 2010, the Company does not have cash and deposits exceeding the insured limits.

Financial instruments that potentially subject the Company to credit risk consist principally of accounts receivable.

One investment sponsor accounted for approximately 74% of the Company's revenue for the year ended December 31, 2010.

Note J – Subsequent Event

The Company became aware of the fact that they were to be named in a class action lawsuit. The Company does not believe the outcome will have a material adverse effect to the financial statements.

Alliance Affiliated Equities Corporation
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2010

Net Capital

Total Stockholder's Equity	$	487,708
Less Non-allowed Assets:		
Prepaid FINRA fees		12,587
Accounts receivable		522,201
Notes receivable		39,494
Total Non-allowed Assets		574,282
Add: Deferred tax liability		109,558
Less: Haircuts on securities		423
Net capital	$	22,561
Minimum net capital required	$	5,000
Total aggregate indebtedness	$	23,802
Percentage of aggregate indebtedness to net capital		106%

Reconciliation with Company's Computation

Net capital per Company's fourth quarter FOCUS report	$	22,561
Net capital reported above	$	22,561

Alliance Affiliated Equities Corporation
Schedule II
Computation of Reserve Requirements under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2010

An exemption is claimed from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(i) as the Company does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Alliance Affiliated Equities Corporation
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2010.

Alliance Affiliated Equities Corporation
Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customer's
Regulated Commodity Futures and Options Accounts
December 31, 2010

The Company is exempt under Rule 15c3-3(k)(2)(i).

Gottlieb, Flekier &Co., P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Jerrold L. Gottlieb • Steven M. Flekier • Danielle L. Bordman

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

To Director and Shareholder of
Alliance Affiliated Equities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Alliance Affiliated Equities Corporation (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

12721 METCALF AVE., SUITE 201 • OVERLAND PARK, KANSAS 66213-2619
TEL 913-491-6655 • FAX 913-491-0429

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gottlieb Flekier & Co., P.A.

Gottlieb, Flekier & Co., P.A.
February 2, 2011

Gottlieb, Flekier & Co., P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Jerrold L. Gottlieb • Steven M. Flekier • Danielle L. Bordman

Independent Accountants' Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Alliance Affiliated Equities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have
performed the procedures enumerated below with respect to the accompanying Schedule of
Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities
Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were
agreed to by Alliance Affiliated Equities Corporation and the Securities and Exchange
Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and
the other specified parties in evaluating Alliance Affiliated Equities Corporation's compliance
with the application instructions of the General Assessment Reconciliation (Form SIPC-7).
Alliance Affiliated Equities Corporation's management is responsible for Alliance Affiliated
Equities Corporation's compliance with those requirements. This agreed-upon procedures
engagement was conducted in accordance with attestation standards established by the American
Institute of Certified Public Accountants. The sufficiency of these procedures is solely the
responsibility of those parties specified in this report. Consequently, we make no representation
regarding the sufficiency of the procedures described below either for the purpose for which this
report has been requested or for any other purpose. The procedures we performed and our
findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash
    disbursement records entries (general ledger) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended
    December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for
    the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules
    and working papers (trial balance and general ledger) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and
    in the related schedules and working papers (trial balance and general ledger)
    supporting the adjustments noting no differences.

12721 METCALF AVE., SUITE 201 • OVERLAND PARK, KANSAS 66213-2619
TEL 913-491-6655 • FAX 913-491-0429

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed the additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Gottlieb Flekier & Co., P.A.

Gottlieb, Flekier & Co., P.A.
February 2, 2011

Alliance Affiliated Equities Corporation

Financial Statements and
Independent Auditors' Report

For the Year Ended December 31, 2010



Gottlieb, Flekier & Co., P.A.

CERTIFIED PUBLIC ACCOUNTANTS

C O N T E N T S